Exhibit 4.23

SUMMARY OF THE GUARRANTY AGREEMENT BETWEEN CHINA BANK OF COMMUNICATIONS GUILIN BRANCH AND HAINAN JINPAN ELECTRIC CO. LTD.

In May 2012, China Bank of Communications Guilin Branch (the “Bank”), the guarantee, entered into a Guarantee Agreement (the “Agreement”) with Hainan Jinpan Electric Co. Ltd. (the “Company”), the guarantor.  The Company provided guarantees to the Bank for credit – for fixed asset investment, operations, and letter of credit – extended to Guilin Jun Tai Fu Construction and Development Company Limited (the “Debtor”) between May 2012 and May 2019 up to RMB 350 million.

The Company represents and warrants the following:

(1)	The Company is duly incorporated and has the power to enter into this Agreement.
(2)	The Company is duly authorized to enter into this Agreement.
(3)	The documents, materials, and data provided by the Company to the Bank are true, accurate, complete and effective.
(4)	At the time of the execution of this Agreement, the debtor is not the shareholder of nor has actual control over the Company.

  The Company has the following obligations under the Agreement:

(1)
In the event that the Debtor cannot repay any portion of loan principal or interest when due, the Company shall pay on the Debtors behalf without condition any payment due. The Company agrees that, in the event that the debt is secured by collateral of the debtor or a third party, the Bank shall have the right to decide the order in which to exercise in its rights.  The Bank shall have the right to request the Company to make payments due without first exercising its security rights against the collateral.  In the event that the Bank gives up its security interest or change its security interest in the collateral, the Company is still obligated to  provide guarantees according to the terms of this Agreement.

(2)
The Company should assist the Bank in the oversight and review of its operating and financial condition and promptly provide to the Bank requested financial and other documents, materials and data.  The Company warrants that all documents, materials, and data that it provide to the Bank are true, complete, and accurate.

(3)	The Company should notify the Bank in writing at least 30 days in advance of the following events and shall not undertake action unless the Bank provides written approval:

a.	The sale, gift, lease, rent, transfer, mortgage, pledge or otherwise dispose of the Company’s major assets or the majority or all of the Company’s assets.
b.
Material changes in corporate organization or ownership structure, including but not limited to outsourcing, lease, joint venture, corporate restructuring, equity restructuring, the sale, merger, and spin-off of enterprises, the establishment of subsidiaries, the transfer of assets, reductions in registered capital, and etc.

(4)	The Company should notify the bank within 7 days of the occurrence of or possible occurrence of the following events:
a.
The Company amends its corporate articles or changes its name, authorized representative, location, registered address, scope of business, or other corporate registration event, or makes decisions with major financial or personnel impact.

b.	The Company intends to file for bankruptcy or a creditor has filed an application for involuntary bankruptcy against it.
c.	The Company is engaged in a major law suit, arbitration, or administrative proceeding, or its main assets become subject to injunction or other coercive measures to preserve the property.
d.
The Company provides guarantees for a third party and, as a result of the Company’s financial condition, the Company’s ability to meet its obligations under the Agreement is materially and adversely effected.

e.	The Company enters into contracts that has a major impact on its operations or financial condition.
f.	The Company goes out of business, dissolves, suspends operations, or the Company’s business license is revoked.
g.	The Company or its authorized representative or main manager violates the law or regulations or violates the rules of the applicable stock exchange.
h.
The Company experiences major difficulties in operations, deterioration of financial condition, or other events that adversely impacts the Company’s operations, financial condition, or ability to pay back debt.

(5)	Before the debtor pays off its debts to the Bank in full, the Company cannot exercise its right to recourse against the debtor or other guarantors.

(6)
Before the debtor pays off its debts to the Bank in hull, if the debtor becomes the Company’s shareholder or take actual control of the Company, the Company shall immediately notify the Bank and deliver to the Bank a shareholders’ resolution consenting to providing guarantee.

Dispute arising from this Agreement is to be litigated in the jurisdiction where the Bank resides.  The parties shall continue to perform the undisputed provisions of this Agreement pending adjudication